UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)1

WILLIAM LYON HOMES

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

552074 10 6

(CUSIP Number)

THE WILLIAM HARWELL LYON 1987 TRUST

Richard M. Sherman, Jr., Trustee

c/o Richard M. Sherman, Jr., Esq.

840 Newport Center Drive, #400

Newport Beach, California 92660

(949) 760-0991

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2005

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 552074 10 6	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The William Harwell Lyon 1987 Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,749,259 Shares (1) 8. SHARED VOTING POWER 0 Shares 9. SOLE DISPOSITIVE POWER 1,749,259 Shares (1) 10. SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,749,259 Shares (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*.	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.2% as of September 15, 2005 (1)
14.	TYPE OF REPORTING PERSON* OO
(1)	Includes shares subject to a variable prepaid forward contract entered into by and between The William Harwell Lyon 1987 Trust and Lehman Brothers OTC Derivatives Inc. on September 15, 2005.

CUSIP NO. 552074 10 6	13D

SCHEDULE 13D

This statement, which is being filed by The William Harwell Lyon 1987 Trust (the “Reporting Person”), constitutes Amendment No. 2 to the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on April 5, 2002, as amended by Amendment No. 1 filed with the SEC on November 12, 2002 (as so amended, the “Schedule 13D”). The Schedule 13D relates to the common stock, par value $.01 per share, of William Lyon Homes, a Delaware corporation (the “Issuer”). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. Capitalized terms used herein and not defined shall have the meaning set forth in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended to add the following:

On September 15, 2005, the Reporting Person entered into a variable prepaid forward contract (the “Forward Contract”) with Lehman Brothers OTC Derivatives Inc. (“Lehman”). This transaction was designed for the Reporting Person to realize some of the value of the shares of Common Stock subject to the Forward Contract while maintaining an opportunity to share in the Issuer’s future growth. The shares subject to the Forward Contract represent only 3.3% of the shares of Common Stock owned by the Reporting Person. This transaction is described in further detail in Items 5 and 6 of this Schedule 13D.

Other than as described in this Item 4, the Reporting Person, in its capacity as a holder of shares of the Issuer’s Common Stock, has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, the Reporting Person may purchase shares of the Issuer’s Common Stock from time to time, and may sell shares from time to time, in open market transactions, privately negotiated transactions or otherwise on prices and terms as it shall determine and may formulate plans or proposals relating to the foregoing matters in the future.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.

Item 5(c) of the Schedule 13D is hereby amended to add the following:

(c) Pursuant to the Forward Contract, in exchange for a current payment of $7,956,150, the Reporting Person will deliver up to 58,000 shares of Common Stock (subject to applicable adjustments) of the Issuer to Lehman on September 15, 2008 (the “Settlement Date”) or retain all or a portion of the shares subject to the Forward Contract and deliver the cash equivalent of such retained shares on the Settlement Date.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

As reported on a Form 4 filed on September 16, 2005, on September 15, 2005 the Reporting Person entered into the Forward Contract with Lehman. The Reporting Person will receive a prepayment from Lehman in the amount of $7,956,150, representing 88.5% multiplied by $155.00 per share for 58,000 shares. The Reporting Person has pledged 58,000 shares of Common Stock to secure its obligations under the Forward Contract and has an obligation to deliver up to 58,000 shares of Common Stock (subject to applicable adjustments), or the cash equivalent, to Lehman on

CUSIP NO. 552074 10 6	13D

the Settlement Date. The number of shares of Common Stock which the Reporting Person may be required to deliver on the Settlement Date will be reduced if the average price of the Common Stock over a prescribed period prior to the Settlement Date is more than $155.00 per share with the maximum decrease occurring if the average price is $186.00 per share.

The foregoing description of the Forward Contract is qualified in its entirety by reference to such agreement, a copy of which is included as Exhibit 7.1 to this Amendment.

CUSIP NO. 552074 10 6	13D

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.1	Confirmation for Variable Prepaid Forward Transaction dated September 15, 2005, between The William Harwell Lyon 1987 Trust and Lehman Brothers OTC Derivatives Inc.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2005	THE WILLIAM HARWELL LYON 1987 TRUST

	By:	/s/ Richard M. Sherman, Jr.
Richard M. Sherman, Jr., Trustee

EXHIBIT INDEX

Exhibit 7.1	Confirmation for Variable Prepaid Forward Transaction dated September 15, 2005, between The William Harwell Lyon 1987 Trust and Lehman Brothers OTC Derivatives Inc.